Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

March 12, 2019

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Owl Rock Capital Corporation II —

Post-Effective Amendment No. 9 to Registration Statement on Form N-2

Dear Sir or Madam:

On behalf of Owl Rock Capital Corporation II (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 9 to the Company’s registration statement on Form N-2 (File No. 333-213716), filed with the Commission on March 12, 2019 (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

Please note that we previously requested selective review with respect to Post-Effective Amendment No. 8 to the Company’s registration statement on Form N-2 (File No. 333-213716), filed with the Commission on December 11, 2018 (the “Prior Post-Effective Amendment”).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Prior Post-Effective Amendment or in Post-Effective Amendment No. 5 to the Company’s registration statement on Form N-2 (File No. 333-213716) (the “Initial Registration Statement”), initially filed with the Commission on January 29, 2018 and declared effective, as amended, on April 19, 2018, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Initial Registration Statement and the filing date of the Prior Post-Effective Amendment and (ii) the updating of financial information and certain other data.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023.

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Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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